

February 9, 2011

via U.S. mail and facsimile to (215) 938-8010

Mr. Martin P. Connor, Chief Financial Officer and Treasurer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

      RE: Toll Brothers, Inc.
              Form 10-K for the Year Ended October 31, 2010
              Filed December 22, 2010
              File No. 1-9186

Dear Mr. Connor:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended October 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. You disclose your mortgage subsidiary provides mortgage financing "for a portion" of your home closings. Please revise future filings to quantify the approximate percentage of your homebuilders who obtain loans through your mortgage subsidiary, and the number and dollar amount of loans in each period. Provide us with an example of your future disclosure with actual amounts for the periods in this Form 10-K.

2. You disclose "a very small number" of home buyers who have used your mortgage subsidiary have defaulted on their loans. Please quantify this amount in

future filings and provide us with an example of the disclosure for the current 10-K.

3. In future filings, please provide additional information on how TBI Mortgage finances the origination of mortgage loans with, in part, the $75 million repurchase agreement with Comerica Bank. You had $433 million of commitments to fund mortgage loans at October 31, 2010, with $263.5 million where home buyers have not locked-in the interest rate.

4. Please disclose in future filings the amount of revenue and costs and expenses related to loan origination and related activities. If material provide a discussion of the changes and trends in these amounts during the reporting periods. You currently disclose the $433 million of commitments at October 31, 2010. Disclose the amount of commitments as of each balance sheet date, discuss material changes and trends, as well as the relationship between this amount and the amount of loans originated during the years. The commitment to fund $433 million at October 31, 2010, is a significant portion of the $628 million in loans originated reported on the statement of cash flows. Provide expanded disclosure to clarify your mortgage origination process, your accounting policies, and the amounts affecting your financial statements.

Mortgage put-backs and Subprime lending

5. If you have established a reserve relating to representations and warranties attributable to loans that you have sold, tell us what consideration you have given to providing a roll-forward of this reserve presenting separate amounts for increases in the reserve due to changes in estimate and new loan sales and decreases attributable to utilizations/realization of losses.

6. We note from page 10 your disclosure regarding the origination of subprime and high loan-to-value, no documentation loans (collectively, "subprime" loans). We note this appears to be the initial discussion of such loans in your annual or periodic filings. Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:
    - A rate above prime to borrowers who do not qualify for prime rate loans;
    - Borrowers with low credit ratings (FICO scores);
    - Interest-only or negative amortizing loans;
    - Unconventionally high initial loan-to-value ratios;
    - Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
    - Borrowers with less than conventional documentation of their income and/or net assets;

- Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
- Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Tell us how you specifically define your subprime loans in practice, considering the above definition, in general, as part of your response. Please provide us with a comprehensive analysis of your exposure to subprime residential loans, including the amount of such loans originated, the amount sold or securitized, the amount of any related write-offs, and the amount of any retained securitized or whole loan interests in subprime residential mortgages. Discuss any loans, commitments and investments in subprime lenders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief